VIA EDGAR

June 3, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Orchard Therapeutics plc

Acceleration Request for Registration Statement on Form F-1

File No. 333-231916

Dear Ms. Bednarowski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Orchard Therapeutics plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 5, 2019, at 4:50 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Michael Bison at (617) 570-1933. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael Bison, by facsimile to (617) 321-4370.

If you have any questions regarding this request, please contact Michael Bison of Goodwin Procter LLP at (617) 570-1933.

Sincerely,

Orchard Therapeutics plc

/s/ Mark Rothera
Mark Rothera President and Chief Executive Officer

cc:	John Ilett, Orchard Therapeutics plc

Frank Thomas, Orchard Therapeutics plc

Michael H. Bison, Esq., Goodwin Procter LLP

Courtney Hetrick, Esq., Goodwin Procter LLP